Exhibit (e)(10)

January 27, 2009

CV Therapeutics, Inc.

The Board of Directors

c/o Dr. Louis G. Lange, Chairman of the Board & CEO

3172 Porter Drive

Palo Alto, CA 94303

Gentlemen:

I am writing to express our disappointment that you have rejected Astellas’ proposal of November 14, 2008, to acquire CV Therapeutics, Inc. for $16.00 per share in cash, and that you have subsequently refused numerous requests – made both directly and through our advisors since then, and as recently as January 13, 2009 – to engage in substantive discussions about a combination that would deliver substantial and immediate value to your stockholders.

We remain enthusiastic and committed to a transaction with CV Therapeutics, and we continue to believe our proposal provides your stockholders with significant immediate value that we believe far exceeds the value CV Therapeutics could reasonably expect to achieve as a standalone company in the foreseeable future.

We believe our proposal takes into full account the future potential of CV Therapeutics – with no execution risk to your stockholders. Our offer represents a 41% premium to CV Therapeutics’ share price as of January 26, 2009, and a 69% premium to its 60-day average price.

Astellas has built a productive partnership with CV Therapeutics around Lexiscan over several years, and we have watched and helped the company grow during this time. We are enthusiastic about Ranexa, but we believe it will be a significant challenge for CV Therapeutics to deliver the full value of Ranexa to your stockholders given CV Therapeutics’ limited commercial presence and the difficult macro environment. We believe Astellas is better positioned to maximize the value of CV Therapeutics, and Ranexa in particular, by leveraging Astellas’ infrastructure and marketing expertise.

I want to emphasize that our proposal is not subject to any financing condition, and we expect the transaction would receive regulatory approvals in a timely manner. While we have conducted a substantial amount of due diligence to date, our proposal remains subject to confirmatory due diligence, execution of definitive agreements and the satisfaction of customary conditions to be set forth in such agreements.

For over the past year we have attempted to discuss a possible acquisition transaction with CV Therapeutics that would maximize the value of CV Therapeutics for your stockholders. Our desire continues to be to work together with the CV Therapeutics Board of Directors to reach a mutually beneficial transaction but we have been very disappointed that you have refused to engage us in such discussions.

We remain prepared to meet immediately with you and your advisors to discuss our proposal. We believe that we could conclude our due diligence review and execute a definitive agreement in approximately three to four weeks. We have retained Lazard as our financial advisor and Morrison & Foerster as our legal advisor.

We are very enthusiastic about the prospects for a combination between CV Therapeutics and Astellas. We hope you will reconsider our proposal and we look forward to your prompt response.

Yours sincerely,

/s/ Masafumi Nogimori Masafumi Nogimori
President and CEO